T. ROWE PRICE INVESTMENT SERVICES, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investment Services, Inc. (Investment Services), a wholly-owned subsidiary of T. Rowe Price Associates, Inc. (Price Associates), provides introducing brokerage services on a fully-disclosed basis through Pershing LLC, an affiliate of the Bank of New York Mellon. We also are the underwriter and distributor of the T. Rowe Price U.S. mutual funds (Price funds) and the distributor of the Alaska and the Maryland college savings plans for which Price Associates acts as investment adviser. Price Associates is the sponsor of the Price funds and is a wholly-owned subsidiary of T. Rowe Price Group, Inc. (Price Group), a publicly-traded company.

Basis of preparation
These financial statements have been prepared by our management in accordance with generally accepted U.S. accounting principles, which require the use of estimates. Actual results may vary from our estimates.

Cash and cash equivalents
Cash equivalents consist of short-term, highly liquid investments in T. Rowe Price money market mutual funds. The cost of these money funds is equivalent to their fair value of $1 per share, which is the quoted closing net asset value, or NAV, per share for these funds. These quoted values are considered Level 1 inputs, that is, quoted prices in active markets for identical securities.

Concentration of credit risk
As the introducing broker, we indemnify the clearing broker for losses sustained when customers fail to settle trades or default on margin calls. Our related risk is believed to be minimal in that customer assets held in accounts at Pershing collateralize receivable balances.

Leasehold improvements, furniture, and equipment
Leasehold improvements, furniture, and equipment are stated at cost, net of accumulated depreciation computed using the straight-line method. Provisions for amortization and depreciation are based on estimated weighted average useful lives of 6.8 years for leasehold improvements, 4.9 years for furniture and other equipment and 3.0 years for computer and communications equipment.

NOTE 1 - NET CAPITAL AND RESERVE REQUIREMENTS

We are subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of our aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2015, our statutorily computed net capital of $14,894,462 was in excess of required net capital of $2,101,840. The aggregate indebtedness to net capital ratio was 2.1 to 1 at the end of 2015.

Investment Services and Price Associates have entered into an agreement whereby Price Associates will contribute additional capital to Investment Services, if necessary, to ensure that Investment Services maintains an aggregate indebtedness to net capital ratio of no more than 10 to 1. This agreement is automatically renewed in June each year unless terminated with thirty days notice.

We claim an exemption per the provisions in paragraph (k)(2)(ii) of SEC Rule 15c3-3. As stated in the Exemption Report filed on February 26, 2016, we have met exemption provisions throughout the year except as disclosed in the report. The firm has segregated $200,000 in a special reserve bank account for the benefit of customers and is included in other assets.

NOTE 2 - RELATED PARTY TRANSACTIONS

Investment Services is a member of the T. Rowe Price Group of affiliated companies and has extensive transactions as part of its ordinary course of business with members of the group. We earn revenue from Price Associates to distribute the Price funds and the Alaska and Maryland college savings plans. We also earn administrative revenue from our parent company and affiliates for other administrative services we perform on their behalf for the Price funds. Related party expenses that we recognize include fees charged to us by our affiliates, primarily our parent company, for the use of facilities, technology services, and other administrative services. These costs are allocated among all members of the affiliated group on a consistent basis. Price Associates serves as the paying agent for all U.S. subsidiaries, including Investment Services, of Price Group. We periodically settle our intercompany account due to or from Price Associates by cash transfer.

We also earn distribution and servicing fees from 12b-1 Plans of the Advisor Class, R Class, and VIP class shares of certain Price Funds. These fees are offset entirely by the distribution and servicing costs paid to third-party financial intermediaries that distribute these share classes. We enter into a tri-party agreement with each intermediary and Price Fund and as such, recognize the fees earned from the 12b-1 Plans as distribution fees and other administrative revenue in our income statement. The fees paid to third-party financial intermediaries are recognized as distribution and servicing costs in our income statement. At December 31, 2015, the receivable from the Price funds for the fees earned was $12,506,000.

NOTE 3 - STOCK-BASED COMPENSATION

As part of the employee compensation program for its subsidiaries, Price Group awards stock-based incentives in the form of restricted shares, restricted stock units, and stock options. In general, vesting of these awards is based on the individual continuing to render service to an affiliated company and generally occurs over an average 5.5-year graded schedule for restricted shares and restricted stock units. The stock options granted are qualified and nonqualified incentives and have a maximum term of ten years.

We recognize the grant-date fair value of these awards as compensation expense and additional stockholder's equity in the form of contributed capital over the requisite service period. The fair value of the restricted shares on grant-date is based on the closing market price of T. Rowe Price Group, Inc. common stock. The weighted-average fair value per-share of the 32,915 restricted shares granted to our employees in 2015 was $77.04. Price Group uses the

Black-Scholes option-pricing model to estimate the fair value of each option granted to our employees. The estimated fair value of the 55,550 options granted pre-modification to our employees in 2015 and the related assumptions used in the option-pricing model are as follows:

Weighted average exercise price of options granted and market price of Price Group common stock on the grant date	$77.08
Weighted average grant-date fair value per option awarded	$17.49
Weighted average assumptions used:	
Expected life in years	7.0
Expected volatility	27%
Dividend yield	2.3%
Risk-free interest rate	1.9%

The expected life assumptions used by Price Group are based on the vesting period for each option grant and historical experience with respect to the average holding period from vesting to option exercise. The assumptions for expected volatility are based on historical experience for the same periods as expected lives. Dividend yields are based on recent historical experience and future expectations. Risk-free interest rates are set using grant-date U.S. Treasury yield curves for the same periods as expected lives.

Our future stock-based compensation expense before income taxes to be recognized over the remaining requisite service periods of the restricted shares and options outstanding at December 31, 2015, is $4,674,000. Actual expense will vary as additional stock-based awards are made, employees terminate prior to vesting, and employees transfer to or from Investment Services from or to another Price Group affiliate.

NOTE 4 - INCOME TAXES

Our results of operations are included in T. Rowe Price Group Inc.'s consolidated U.S. federal tax return and several state combined tax returns. We, as well as each of the other subsidiaries that are included in these returns, separately determine our relative contribution of either tax expense or benefit to the consolidated or combined income tax expenses and, accordingly, recognize our current and deferred tax expense or benefit. The provision for income taxes differs from the amount computed by applying the federal statutory income tax rates to income before income taxes primarily due to state income taxes for the current year, net of federal income tax benefits and the effects of permanent differences. Our U.S. federal income tax liability as well as our liability for state combined returns is included in our payable to parent company. As stated in Note 2 - Related Party Transactions, we periodically settle our payable to parent company which includes a portion of this income tax payable.

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. The net deferred tax asset of $2,096,000 at December 31, 2015, is included in other assets and arises primarily from temporary differences associated with stock-based compensation, compensation, and property, plant, and equipment. A valuation allowance has not been recorded against Investment Services' gross deferred tax assets as management believes it is more likely than not that the deferred tax assets will be fully realized.

There are no uncertain tax positions as of December 31, 2015.

NOTE 5 - OTHER DISCLOSURES

We occupy certain office facilities under noncancelable operating leases. Future minimum rental payments under these leases aggregate $844,000 in 2016, $722,000 in 2017, $716,000 in 2018, $477,000 in 2019, $489,000 in 2020, and $542,000 in later years.

NOTE 6 - SUBSEQUENT EVENTS

On February 23, 2016, the board of directors of T. Rowe Price Investment Services, Inc. declared an aggregate dividend of $5,000,000 payable on February 29, 2016 to its stockholder of record on February 25, 2016. We evaluated all subsequent events through February 26, 2016, the date these financial statements were available to be issued.